NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ANNOUNCES MANAGEMENT CHANGES

NEW YORK, June 6, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) and Brookfield Office Properties Canada (BOX.UN: TSX) today announced a series of promotions and an addition to its executive management team.

“In recognition of the company’s global expansion and of outstanding work, I am pleased to announce these management changes as part of our on-going executive planning, development and advancement efforts,” said Brookfield Office Properties CEO Ric Clark.

Dennis Friedrich has been promoted to president and global chief investment officer of Brookfield Office Properties. In this new role, Mr. Friedrich will be responsible for global growth strategy and overseeing acquisition and development activities throughout the company’s operating and target markets.

Tom Farley has been promoted to president and global chief operating officer of Brookfield Office Properties. In this new role, Mr. Farley will oversee asset management, leasing and property operating initiatives in Canada, Australia and the United Kingdom. Mr. Farley will also become chairman of Brookfield Office Properties Canada, the publicly listed Canadian subsidiary.

Jan Sucharda has been promoted to president and chief executive officer of Canadian commercial operations at Brookfield Office Properties and Brookfield Office Properties Canada. Mr. Sucharda was formerly president of these companies. In addition, the size of the Brookfield Office Properties Canada board of trustees is increasing by one seat which Mr. Sucharda will occupy.

Mitch Rudin is joining Brookfield Office Properties as president and chief executive officer of U.S. commercial operations, reporting to Ric Clark. Mr. Rudin has been president and CEO of CBRE’s New York Tri-State Region for the past seven years, having been with CBRE and its predecessor companies for more than 20 years. Mr. Rudin will start at Brookfield at the end of the month.

Ric Clark will be relinquishing the title of president of Brookfield Office Properties as well as the chairmanship of Brookfield Office Properties Canada.

The promotions are effective immediately.

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Photos of executives mentioned above available upon request.

About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

About Brookfield Office Properties Canada
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit
 www.brookfieldofficepropertiescanada.com

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties and Brookfield Office Properties Canada believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.